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                              May 16, 2023

       Gerard Griffin
       Chief Financial Officer
       Sportradar Group AG
       Feldistrasse 2
       CH-9000 St. Gallen, Switzerland

                                                        Re: Sportradar Group AG
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed on March 15,
2023
                                                            Form 6-K Submitted
on May 10, 2023

       Dear Gerard Griffin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       From 20-F for the Year Ended December 31, 2022

       Item 5. Operating and Financial Review and Prospects
       Key Financial and Operational Performance Indicators, page 78

   1. We note that you highlight adjusted free cash flow as a key performance indicator without also highlighting the
comparable IFRS measure in this chart. Please revise to include the comparable IFRS measure
with equal or greater prominence. Refer to Question 102.10 of the non-GAAP C&DIs.
       Non-IFRS Financial Measures and Operating Metrics, page 79

   2. Please explain further your adjustment for foreign currency gains on cash equivalents included in your
reconciliation of adjusted free cash flows. Tell us why the amounts for fiscal 2021 and 2020
differ from the amounts disclosed in the statement of cash flows. In addition, clarify what
this measure, as adjusted for foreign currency gains, is attempting to convey, how management
uses such measure, and how it is useful to investors.
 Gerard Griffin
Sportradar Group AG
May 16, 2023
Page 2
3. Also, tell us whether the acquisition of intangible assets line item included in your adjusted free cash flow reconciliation excludes intangibles assets required to support an acquired business for any periods presented. If so, tell us what acquisition such exclusion relates to, the reasons such assets are excluded in calculating adjusted free cash flow and include an explanation in a footnote to this reconciliation. Alternatively, revise to remove this parenthetical reference from your reconciliation of adjusted free cash flow.
Item 18. Financial Statements
Notes to Consolidated Financial Statements
Note 24. Other Liabilities, page F-56

4. We note that as part of the settlement agreement with Genius Sports, the Group purchased a sublicense through 2024 for a delayed feed to be marketed as the Official FDC
       Secondary Feed. Please tell us whether the cost of such sublicense is included in the
          19.0M settlement payment to Genius Sports. If so, tell us the portion of such settlement applicable to the sublicense. Lastly, tell us how you determined to account for the sublicense as operating expenses upon settlement and provide the specific accounting guidance applied.
Form 6-K Submitted on May 10, 2023

Exhibit 99.1 , page 1

5. You present adjusted EBITDA margin and cash flow conversion without presenting the comparable IFRS measures of profit for the period as a percentage of revenue or net cash from operating activities as a percentage of profit for the year. Please revise. Refer to
       Item 100(a)(1) of Regulation G.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                            Sincerely,
FirstName LastNameGerard Griffin
                                                            Division of
Corporation Finance
Comapany NameSportradar Group AG
                                                            Office of
Technology
May 16, 2023 Page 2
cc:       Jason Barr
FirstName LastName